UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

ICL GROUP LTD.

1.	Q4 2020 Investor Presentation

 1

 Important Legal Notes  Disclaimer and safe harbor for forward-looking statementsThe information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or Company) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, our 2021 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2020, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements.Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL Group disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted EBITDA, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note that other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and that our definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our fourth quarter 2020 press release for the period ended December 31, 2020 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2

4Q'20 Highlights

Improved sales and operating income driven by all four divisions

- **All divisions contributed** to strong quarterly results
  - Success achieved, despite negative impact of low commodity prices and lingering COVID-19 issues
- Industrial Products: **record fourth quarter** operating income, up 33% YoY
- Potash: **record fourth quarter** production at The Dead Sea
- Phosphate Solutions: $20M improvement in operating income YoY
  - **Record year for Specialties**
- Innovative Ag Solutions: sales up 9% YoY, with exceptional improvement in operating income
  - Capped **record year for IAS**

ICL

3

     Key financial metrics  Improvement for 4Q’20 on quarterly sequential basis  4  Sales US$B      Adjusted EBITDA(1)US$M  Operating Cash FlowUS$M  % of sales  % of sales      (1) Adjusted EBITDA is a non-GAAP financial measures; see reconciliation tables in appendix.

   4Q’ and FY’20  Key financial highlights  US$M  4Q’20  4Q’19  YoY Chg.  FY’20  FY’19  YoY Chg.  Sales  $1,317  $1,106  +19%  $5,043  $5,271  -4%  Operating income  $139  $88  +58%  $202  $756  -73%  Adjusted operating income(1)  $143  $88  +63%  $509  $760  -33%  Net income, attributable  $65  $48  +35%  $11  $475  -98%  Adjusted net income(1)  $68  $48  +42%  $258  $479  -46%  Adjusted EBITDA(1)  $268  $201  +33%  $990  $1,198  -17%  Operating cash flow  $258  $212  +22%  $804  $992  -19%  5      (1) Adjusted operating income, adjusted net income and adjusted EBITDA are non-GAAP financial measures; see reconciliation tables in appendix.

Industrial Products

Record sales and operating income in 4Q'20

Key financials US$M


Sales
15%
$293
$336
4Q'19
4Q'20


EBITDA(1)
32%
$78
$103
4Q'19
4Q'20

Key highlights

4Q'20

- **Record sales and operating income**
- Recovery progressing in most end markets
  - Automotive showing signs of recovery
  - Clear brine fluids unlikely to fully recover in 2021
- Strategic shift to long-term contracts continued
  - Trend expected to progress in 2021
  - Began production trials of new TBBA plant at Neot Hovav
- Magnesia and calcium products benefitted from increased pharmaceutical and supplements demand
- Elemental bromine prices hit 12-month high in China

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

6

       Potash  Record production in FY’20, despite COVID-19  7  Key financials US$M  Key highlights4Q’20Improvement due to record production, compared with three-week shutdown for facilities upgrades in 4Q’19Dead Sea: potash production records for 4Q’ and FY’20ICL Iberia: ramp connected, with consolidation expected to deliver annual run rate of 1M tons, by end of 2021ICL Boulby: record production of Polysulphate, our one-of-a-kind organic fertilizerFY’20 Delivered $30M of cost savings and efficienciesAverage realized price per tonne for potash down 17% YoY    (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.    25%  38%

Phosphate solutions

Record specialties and YPH operating income for FY'20

Key financials US$M



Sales
20%
$417
$501
4Q'19
4Q'20



EBITDA(1)
67%
$45
$75
4Q'19
4Q'20

Key highlights

4Q'20

- Specialties sales up 11% YoY, with **record operating income**
  - Overall record year for Specialties
  - Increasing Specialties capacity with WPA plant at YPH in China and new plant-based alternatives plant in St. Louis
- YPH growth in sales, with **record operating income** and record production
- Commodities results improved, with higher prices
- **Commodity price improvement** continued in 4Q'20
  - Well-positioned for 2021

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

8

Innovative Ag Solutions



Record 4Q’20 operating income capped a record year

Key financials US$M



Sales
9%
$150
$163
4Q'19
4Q'20



EBITDA
Record Quarter
$4
$11
4Q'19
4Q'20

Key highlights

4Q’20

- Record operating income - **record quarter capped a record year**
  - Positive quarterly results, despite seasonality, helped drive growth in annual operating income – up 91%
  - Benefitted from cost efficiencies, lower raw material costs, higher sales volumes, and favorable FX
- Specialty agriculture seeing strong demand across all regions
- Turf and Ornamental record sales
  - Strong demand for both Turf and Landscape and Ornamental Horticulture products
  - Growth in Europe, North America, Australia, New Zealand
- Acquisition of Fertiláqua closed in January 2021

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

ICL

9

2020 Highlights

Strategic efforts

- **Acquired** Fertiláqua and Growers
- Consolidated **crop nutrition** sales and marketing
- Achieved **capacity records** at Dead Sea
- Started production trials at **TBBA** plant in Neot Hovav – new capacity sold out for most of 2021
- Ramped up production of white phosphoric acid at **YPH**
- Executed ICL Iberia and Rotem **efficiency plans**
- **Innovation-based** record results in Phosphate Solutions and IAS

Environmental, Social and Governance

- Bloomberg ESG Index: ranked **1st** in global fertilizers
- Bloomberg 2020 GEI: included for 2nd straight year
- FTSE4Good: included in index series
- MAALA: **highest** Platinum+ ranking for 2nd consecutive year
- Carbon Disclosure Project: rated A- for 2nd straight year
- ICL Iberia: certified **1st** sustainable European underground mining company

Capital structure

- Extended more than $200M of debt to long-term, due past 2030
- S&P and Fitch confirmed ICL's BBB- with stable outlook

ESG = Environmental, Social and Governance; GEI = Gender Equality Index; FTSE = Financial Times Stock Exchange

10

   Gained good momentum, with all divisions contributing to 4Q’20 sales and operating income improvementStarting 2021 on solid footing, expect worst of 2020 behind us and commodity prices to remain in our favorStrategic actions in 2020 helped set stage for 2021 and beyondInternal innovation added $40M run rate to profitability, coming out of 2020Cost efficiencies of more than $80M in 2020 expected to benefit 2021Maintained strong balance sheet, expected to provide flexibility for 2021  11    Key takeaways  Heading into 2021

   Maintaining financial strength  Highlights for FY’20    Record liquidity of +$1B available – provides flexibility for M&A    Operating cash flow of $804M    Free cash flow(1) of $188M     Net debt to EBITDA 2.5 times    Debt extended more than $200M to long-term, due past 2030  13  (1) Free cash flow is a non-GAAP financial measure; see reconciliation tables in appendix.

     Pricing across mineral value chain  Positive pricing momentum continued beyond 4Q’20  14  GMOP FOB NOLAUS$/tonne      Phosphoric acid CFR contract IndiaUS$/tonne  Elemental bromine ChinaUS$/tonne        Sources: CRU and Bloomberg, as of 1.31.21

   Fourth quarter 2020  Low commodity prices impacted sales and profitability  15    Sales US$M        (1) Adjusted EBITDA is a non-GAAP financial measures; see reconciliation tables in appendix.Note: Numbers rounded to closest million.    Adjusted EBITDA(1) US$M  Energy & transportation  Operating, other expenses

   Full year 2020  Low commodity prices impacted sales and profitability  16    Sales US$M          Energy & transportation  Operating, other expenses  (1) Adjusted EBITDA is a non-GAAP financial measures; see reconciliation tables in appendix. Note: Numbers rounded to closest million.  Adjusted EBITDA(1) US$M    IP $380MPotash $286MPS $276MSpecialties $171M, Commodities $104MIAS $65MOther ($17)

The impact of ICL

Foundation

- + 90 years of history leveraging unique assets
- ~11K employees worldwide
- Strategic locations include 42 plants in 13 countries
- Agronomy, chemistry and customer requirement know-how accumulated over decades
- Extensive global logistic and distribution network operating in 30+ countries

Innovation

- 20 global R&D centers, 250 patent families – with 850 granted patents – and +40 external projects
- Focused and highly experienced technical experts
- Access to start-up nation: globally leading high-tech and agri-tech eco-system in Israel
- Internal innovation efforts contributing to profitability

Leadership

- Industry leader across three integrated mineral value chains
- No. 1 in ESG – highest ranking among peers
- Industry leading dividend yield

Financial

- Strong balance sheet
- Disciplined capital allocation approach
- Flexibility to grow organically and through M&A

ICL

17

   Providing better clarity around our expectations for 2021Expect adjusted EBITDA range of $1.020 billion to $1.120 billion(1) Guidance based on commodity prices and exchange rates as of beginning of January 2021Financial results expected to improve as 2021 progressesRecord achievements in 1Q’20 Expecting production stoppage in Spain in 1Q’21, due to consolidation work   18    2021 Guidance  Adjusted EBITDA  (1) See non-GAAP financial measures in appendix. 2021 adjusted EBITDA is calculated based on adjusted operating income, net of depreciation and amortization.

   THANK YOU!      Contact Peggy.ReillyTharp@icl-group.com for more information on ICLView our new interactive data tool at https://www.icl-group.com/investors/interactive-data-tool/   19

       4Q’20 US$M  21  4Q’20US$M        Fourth quarter 2020  Sales

       FY’20 US$M  22  FY’20US$M        Full year 2020  Sales

       4Q’20 US$M  23  4Q’20US$M        Fourth quarter 2020  Operating income

       24        Full year 2020  Operating income  FY’20 US$M  FY’20US$M

       25        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Industrial Products sales

       26        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Industrial Products segment profit analysis

       27        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Potash sales

       28        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Potash segment profit analysis  Operating, other expense  Energy, transportation  Prices  Exchange rates      Operating, other expense  Energy, transportation  Prices  Exchange rates

       29        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Phosphate Solutions sales

       30        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Phosphate Solutions segment profit analysis  Operating, other expense  Energy, transportation  Prices  Exchange rates      Operating, other expense  Energy, transportation  Prices  Exchange rates  Raw materials      Note

       31        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Innovative Ag Solutions sales

       32        4Q’20 US$M  FY’20US$M  Fourth quarter and full year 2020  Innovative Ag Solutions segment profit analysis  Energy, transportation  Exchange rates  Raw materials    Quantities  Note  Prices

 Finance expenses          33  Average liabilities during given quarter.Note: Numbers may not add, due to rounding and set-offs.  US$M  4Q’20  4Q’19  FY’20  FY’19  Liabilities(1)  $2,750  $2,520  $2,800  $2,700  Interest rate  3.9%  4.2%  3.8%  4.2%  Interest expenses  $27  $27  $107  $114  Interest capitalization  ($7)  ($6)  ($24)  ($19)  Interest expenses, net  $20  $21  $83  $95  Total hedging transactions, balance sheet revaluation  ($11)  $1  $20  ($18)  Interest and exchange rate impact on long term liabilities of leasing and employees and other  $37  $3  $55  $52  Net financial expenses  $46  $25  $158  $129

 Effective tax rate          34  See calculation in appendix.Note: Numbers may not add, due to rounding and set-offs.   US$M  4Q’20  4Q’19  FY’20  FY’19  Adjusted income before tax(1)  $98  $63  $356  $632  Normalized tax rate  20%  22%  20%  21%  Normalized tax expenses  $19  $14  $72  $131  Carryforward losses not recorded for tax purposes  ($2)  ($1)  $0  $2  Exchange rate impact and other items  $8  $2  $13  $14  Adjusted tax expenses  $25  $15  $85  $147  Adjusted effective tax rate  26%  21%  24%  23%  Tax adjustments  ($1)  -  ($60)  -  Reported provision for income taxes  $24  $15  $25  $147

      Reconciliation tables  Slide one of three          See detailed reconciliation table – Adjustments to reported operating and net income (Non-GAAP) – in corresponding quarters’ earnings release.Note: Numbers may not add, due to rounding and set-offs.  Calculation of adjusted income before tax US$M  4Q’20  4Q’19  FY’20  FY’19  Adjusted operating income(1)  $143  $88  $509  $760  Finance expenses  ($46)  ($25)  ($158)  $129  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  $1  -  $5  $1  Adjusted income before tax  $98  $63  $356  $632  Calculation of segment EBITDA and margin  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions    US$M  4Q’20  4Q’19  4Q’20  4Q’19  4Q’20  4Q’19  4Q’20  4Q’19  Segment profit  $80  $60  $40  $22  $21  $1  $5  ($2)  Depreciation and amortization  $23  $18  $43  $38  $54  $44  $6  $6  Segment EBITDA  $103  $78  $83  $60  $75  $45  $11  $4  Segment EBITDA margin  31%  27%  22%  20%  15%  11%  7%  3%  35

              See detailed reconciliation table – Adjustments to reported operating and net income (Non-GAAP) – in corresponding quarters’ earnings release.Note: Numbers may not add, due to rounding and set-offs.  Net debt to adjusted EBITDA US$M  4Q’20  Net debt  2,463  Adjusted EBITDA  990  Net debt to adjusted EBITDA  2.5  Calculation of adjusted EBITDAUS$M  4Q’19  1Q’20  2Q’20  3Q’20  4Q’20  FY’20  FY’19  Net income attributable to shareholders of the company  $48  $60  ($168)  $54  $65  $11  $475  Financing expenses, net  $25  $52  $31  $29  $46  $158  $129  Taxes on income  $15  $20  ($33)  $14  $24  $25  $147  Minority and equity profit, net  -  -  $1  $3  $4  $8  $5  Operating income  $88  $132  ($169)  $100  $139  $202  $756  Minority and equity profit, net  -  -  ($1)  ($3)  ($4)  ($8)  ($5)  Depreciation and amortization  $113  $118  $119  $123  $129  $489  $443  Adjustments(1)  -  -  $297  $6  $4  $307  $4  Adjusted EBITDA  $201  $250  $246  $226  $268  $990  $1,198  Reconciliation tables  Slide two of three  36

Reconciliation tables

Slide three of three

Calculation of free cash flow *US$M*	4Q'20	4Q'19	FY'20	FY'19
Cash flow from operations	$258	$212	$804	$992
Additions to property, plant and equipment, and dividends from equity-accounted investees[(1)]	($178)	($155)	($616)	($546)
Free cash flow	**$80**	**$57**	**$188**	**$446**

Calculation of adjusted net income to income *US$M*	4Q'20	4Q'19	FY'20	FY'19
Net income attributable to shareholders of the company	$65	$48	$11	$475
Total adjustments to operating income[(2)]	$4	-	$307	$4
Adjustments to finance expenses[(2)]	-	-	-	-
Total tax impact of above operating income and finance expenses adjustments[(2)]	($1)	-	($60)	-
Total adjusted net income - shareholders of the company	**$68**	**$48**	**$258**	**$479**

Calculation of adjusted operating income *US$M*	4Q'20	4Q'19	FY'20	FY'19
Operating income	**$139**	**$88**	**$202**	**$756**
Impairment loss (reversal), provision for site closure and restoration costs	$4	$7	$229	($3)
Provision for early retirement	-	-	$78	-
Provision for prior legal proceedings	-	($7)	-	$7
Total adjustments	**$4**	**-**	**$307**	**$4**
Adjusted operating income	**$143**	**$88**	**$509**	**$760**

(1) Also includes proceeds from sale of Property, Plants and Equipment (PP&E).
(2) See detailed reconciliation table – Adjustments to reported operating and net income (Non-GAAP) – in corresponding quarters' earnings release.
Note: Numbers may not add, due to rounding and set-offs.

ICL

37

Non-GAAP Financial Measures  The company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.We disclose in this presentation non-IFRS financial measures titled, adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income”. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income, net income attributable to the Company’s shareholders to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the accompanying press release, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the adjusted operating income the depreciation and amortization. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS”. We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow”. You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EPS or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS or free cash flow as a substitute for, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe that such non-GAAP measures provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. In particular for free cash flow, we adjust our CAPEX to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.  38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: February 11, 2021